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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36128

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (mm/dd/yy) AND ENDING **12/31/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **RFS Partners**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1875 Lawrence Street, Suite 300
(No. and Street)

Denver	**Colorado**	**80202-1805**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Rogers **415-398-2727**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker, LLP
(Name – if individual, state last, first, middle name)

Two Liberty Place, 50 South 16th St. Suite 2900	**Philadelphia**	**PA**	**19102**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 13 2019
Washington DC
413

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

RMS

OATH OR AFFIRMATION

I, **Steve Rogers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RFS Partners**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

AMY GRILLOT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164035759
MY COMMISSION EXPIRES 09/15/2020

Amy Grillot

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
RFS Partners
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RFS Partners as of December 31, 2018, the related statement of income, statement of changes in partners' equity, and statement of cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of RFS Partners as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As explained in Note 1 (F), the financial statements include an investment valued at $1,374,532 (92.98% of partners' equity), whose fair value has been estimated under procedures established by the Partners in the absence of readily ascertainable fair value. This estimated value may differ significantly from the value that would have been used had a ready market for the investment existed, and the difference could be material. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of RFS Partners' management. Our responsibility is to express an opinion on RFS Partners' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RFS Partners in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as RFS Partners' auditor since 1985.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To the Partners
RFS Partners
Page Two

Report on Supplemental Information

The supplemental information on page 5 has been subjected to audit procedures performed in conjunction with the audit of RFS Partners' financial statements. The supplemental information is the responsibility of RFS Partners' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait Weller & Baker LLP
TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
March 8, 2019

RFS Partners
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equilavents	$ 108,459
Account receivable	24,000
Prepaid expense	1,886
Investments in partnership	1,374,532
Total assets	$ 1,508,877

Liabilities and Partners' Equity

Liabilities	
Account Payable	$ 30,547
Total liabilities	30,547
Commitments and contingencies	-
Partners' equity	
Partners' equity	1,478,330
Total Partners' Equity	1,478,330
Total Liabilities And Partners' Equity	$ 1,508,877

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Income
For The Year End December 31, 2018

Revenues		
12B-1 fees	$	284,132
Income from investment in partnership		27,397
Other income		1,004
Total revenues		312,533
Expenses		
Marketing		186,345
Professional fees		28,146
Regulatory fees		42,349
Filing and registration fees		3,281
Other operating expenses		8,211
Total expenses		268,332
Net income	$	44,201

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Changes in Partners' Equity
For the Year Ended December 31, 2018

	Total Partners' Equity
Balance at December 31, 2017	$ 1,497,679
Capital distributions	(63,550)
Net income	44,201
Balance at December 31, 2018	$ 1,478,330

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Cash Flows
December 31, 2018

Cash flow from operating activities:		
Net income		$ 44,201
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Increase in:		
Account receivable	(2,943)	
Prepaid expense	(1,034)	
Accounts payable	17,647	
Total adjustments		13,670
Net cash and cash equivalents provided by operating activities		57,871
Net cash and cash equivalents provided by investing activities		
Investment in partnership	36,152	
Net cash and cash equivalents provided by investing activities		36,152
Net cash and cash equivalents used in financing activities		
Capital distributions	(63,550)	
Net cash and cash equivalents used in financing activities		(63,550)
Net increase in cash and cash equivalents		30,473
Cash and cash equivalents at December 31, 2017		77,986
Cash and cash equivalents at December 31, 2018		$ 108,459

Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

RFS Partners
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital

Partners' equity	$ 1,478,330	
Total Partners' Equity		$ 1,478,330
Less: Non-allowable assets		
Account receivable	(24,000)	
Prepaid expense	(1,886)	
Investment in partnership	(1,374,532)	
Total non-allowable assets		(1,400,418)
Less: Haircuts on securities		
Exempted securities		(1,104)
Net Capital		76,808
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 2,036	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 71,808
Aggregate indebtedness		$ 30,547
Ratio of aggregate indebtedness to net capital		0.40

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2018.

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) RFS Partners (the ***"Company"***) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the Shelton Funds and SCM Trust.

(B) To date, the Company has not engaged in any activities relating to broker-dealer transactions.

(C) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(D) INVESTMENTS

Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

(E) SUBSEQUENT EVENTS

Subsequent events after the balance sheet date through the date that the financial statements were issued have been evaluated in the preparation of the financial statements. Based on that evaluation, management has determined that no subsequent events have occurred which would require disclosure in the financial statements.

(F) FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Level 1	Level 2	Level 3
Partnership Interest	-	-	1,374,532
	$ -	$ -	$1,374,532

There were no transfers between Level 1 and Level 2 investments during the year ended December 31, 2018.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value because of the short maturity of these items.

Following is a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value:

Description	Investment in Securities
Balance as of December 31, 2017	$1,410,684
Increase in value of partnership interest	27,397
Distributions from partnership	(63,550)
Balance as of December 31, 2018	$ 1,374,532

The Company's investments that are categorized as Level 3 were valued utilizing stale pricing information, adjusting for current year activity. Such valuations are based on unobservable inputs.

(G) OTHER

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(H) ADOPTED ASU #2014-09: REVENUE FROM CONTRACTS WITH CUSTOMERS

RFS Partners has adopted rule ASU #2014-09 as of effective date January 1, 2018. This adoption has no material effect on financial statements.

(I) CASH EQUIVALENTS

Cash Equivalents are any short-term investment securities that have a maturity of 90 days or less. Cash Equivalents include exempted securities for net capital computation purposes.

(2) RELATED PARTY AND CONCENTRATION OF REVENUE RISK

One of the Company's officers serves on the Board of Trustees of the Shelton Funds and SCM Trust from which the Company receives most of its revenue. The Company's Level 3 investment is a partnership interest in an affiliate.

(3) INVESTMENTS

At December 31, 2018, investments consisted of the following:

	Fair Value
Partnership Interest	$1,374,532
	$1,374,532

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $76,808, and net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 40%.

(5) RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

ASU #2014-09 Disclosure: Revenue from Contracts with Customers

RFS Partners enters into arrangements with registered investment companies (mutual funds) to distribute shares to investors. RFS Partners receives distribution fees and shareholder servicing fees paid by the mutual funds, pursuant to distribution agreements between RFS Partners and such mutual funds. Such fees are based on a percentage of assets of a particular investment company share class when applicable and are paid monthly. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Disaggregated Revenue from Contracts with Customers: The following table presents revenue by major source.

Revenue from contracts with customers	
Commissions	
Distribution fees	$284,132
Total commissions revenue	$284,132
Total revenue from contracts with customers	**$284,132**

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
RFS Partners
Denver, Colorado

We have reviewed management's statements, included in the accompanying RFS Partners' Exemption Report, in which (1) RFS Partners identified the following provisions of 17 C.F.R. §15c3-3(k) under which RFS Partners claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) RFS Partners stated that RFS Partners met the identified exemption provisions throughout the most recent fiscal year without exception. RFS Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RFS Partners' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
March 8, 2019

RFS Partners's Exemption Report

RFS Partners is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. § 240.15c3-3 *(k)(1)*

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RFS Partners
[Name of Company]

I, Stephen Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

President

March 8, 2019